NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

January 18, 2013

VIA EDGAR

Larry Spirgel, Assistant Director

Jessica Plowgian, Attorney-Advisor

Ivette Leon, Assistant Chief Accountant

Christine B. Adams, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Oriental Education & Technology Group Inc. (the “Company”) Form 20-F for the Fiscal Year Ended May 31, 2012 (the “2012 Form 20-F”) (File No. 001-32993)

Dear Mr. Spirgel, Ms. Plowgian, Ms. Leon and Ms. Adams,

This letter sets forth the Company’s responses to the comments contained in the letter dated December 21, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2012 Form 20-F. The Staff’s comments are repeated below and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2012 Form 20-F.

General

1.	We note your response that you do not believe an amendment to the 2012 Form 20-F is necessary. However, we continue to believe that the revised information, including your irrevocable proxy agreement and power of attorney, are material to investors and we therefore request that you include your proposed revisions and exhibits in an amendment to your Form 20-F.

In response to the Staff’s comment, the Company respectfully advises the Staff that after all of the Staff’s comments on the 2012 Form 20-F are fully addressed and cleared, it will file an amendment to the 2012 Form 20-F to include the revisions proposed in its responses to the Staff’s comments with the relevant factual disclosures to be adapted as necessary.

“Our ability to enforce the equity pledge agreements between us and New Oriental China’s shareholder...,” page 14

2.	We note your response to comment 5 from our letter dated November 20, 2012. We further note that your equity pledge agreements do not pledge the assets of New Oriental China to you or your wholly owned subsidiaries; they pledge the equity interests of New Oriental China. Please revise your proposed disclosure to clarify that you do not have any agreements that pledge the assets of the variable interest entities for the benefit of the WFOEs.

In response to the Staff’s comment, the Company respectfully advises the Staff that in the amendment to its 2012 Form 20-F, it will add the following paragraph after the first paragraph currently on page 15 of the 2012 Form 20-F:

“We do not have agreements that pledge the assets of New Oriental China and its schools and subsidiaries for the benefit of us or our wholly owned subsidiaries.”

Organizational Structure, page 45

3.	We note your response to comment 9 from our letter dated November 20, 2012. We also note that you use three different versions of a dashed line in your organizational chart and that these lines are difficult to distinguish from each other. Please revise to use different markings to clearly distinguish between (i) sponsorship interests, (ii) service agreements and (iii) equity pledge and option agreements.

In response to the Staff’s comment, the Company will, in the amendment to its 2012 Form 20-F, revise its organizational chart to more clearly distinguish between (i) sponsorship interests, (ii) service agreements and (iii) equity pledge and option agreements, and hereby attaches the proposed revised chart herein as Annex I.

Critical Accounting Policies, page 60

Consolidation of Variable Interest Entity, page 61

4.	We note from your proposed disclosure in the response to comment 13 of our letter dated November 20, 2012, that the assets not associated with New Oriental China primarily consist of cash, investments and commercial property. Please clarify in your disclosures the currency in which the cash not associated with the VIE is denominated. In addition, please expand your disclosure of condensed balance sheet information on page 19 of your consolidated financial statements to disclose the carrying amounts and classification of the consolidated VIE’s assets and liabilities and information about restrictions on those assets, pursuant to ASC 810-10-50-3bb.

In response to the Staff’s comment, the Company proposes to further revise its critical accounting policies for the consolidation of VIE currently on page 66 in an amendment to its 2012 Form 20-F, as follows (the revised portions are in italics and underlined):

“Holding Company Structure

Overview

We are a holding company with no material operations of our own. We conduct substantially all of our education business in China through contractual arrangements with New Oriental China, our variable interest entity, and its schools and subsidiaries and shareholder. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, its Schools and Subsidiaries and its Shareholder” for a summary of these contractual arrangements. In the fiscal years ended May 31, 2010, 2011 and 2012, New Oriental China and its schools and subsidiaries contributed in aggregate 98.9%, 97.2% and 97.2%, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with New Oriental China primarily consist of our kindergarten programs and the leasing of our commercial property. As of May 31, 2011 and 2012, New Oriental China and its schools and subsidiaries accounted for an aggregate of 62.2% and 60.4%, respectively, of our total assets, and 96.2% and 85.2%, respectively, of our total liabilities. The assets not associated with New Oriental China primarily consist of cash and cash equivalents, term deposits and short-term investments. As of May 31, 2011 and 2012, $89.3 million and $84.3 million, respectively, of these assets were denominated in U.S. dollars, and $174.2 million and $267.3 million, respectively, of these assets were denominated in RMB.

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends in part upon dividends and other distributions paid to us by our PRC subsidiaries. The amount of dividends paid by our PRC subsidiaries to us primarily depends on the service fees paid to five of our PRC subsidiaries from New Oriental China and its schools and subsidiaries, and, to a lesser degree, our PRC subsidiaries’ retained earnings. Conducting our operations through contractual arrangements with New Oriental China entails a risk that we may lose the power to direct the activities that most significantly affect the economic performance of New Oriental China and its schools and subsidiaries, which may result in our being unable to consolidate their financial results with our results and may impair our access to their cash flow from operations and thereby reduce our liquidity. See “Item 3. Risk Factors—D. Risks Related to Our Corporate Structure” for more information, including the risk factors titled “If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties” and “We rely on contractual arrangements for our operations in China, which may not be as effective in providing operational control as direct ownership.””

The Company respectfully advises the Staff that the referenced condensed balance sheet information on page 19 of our consolidated financial statements currently includes the disclosure of the carrying amounts and classification of the consolidated VIE’s assets and liabilities.

Also, and in response to the Staff’s comment, the Company proposes to revise Note 1 of our consolidated financial statements by including a cross-reference to Note 23, which identifies the amount of restricted net assets of the VIE, as follows:

“Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 23 for disclosure of restricted net assets.”

Financial Statements

Consolidated Balance Sheets, page 3

5.	We note from your response to comment 16 of our letter dated November 20, 2012, that there are no creditors of the VIE that have recourse to the general credit of the Company or any of its consolidated subsidiaries. Please reconcile this statement with the parenthetical disclosure on the face of the balance sheet that indicates the liabilities of the VIE is without recourse to New Oriental China, which appears to be itself the VIE based on your disclosures. Refer to ASC 810-10-45-25, which requires disclosure of liabilities of a consolidated VIE for which creditors (or beneficial interest holders) do not have recourse to the general credit of the primary beneficiary.

In response to the Staff’s comment, the Company proposes to revise the parenthetical disclosure on the face of the balance sheet to read “without recourse to the Company.”

Notes to Consolidated Financial Statements

Note 1. Organization and Principal Activities, page 10 The VIE arrangements, page 16

6.	We note from your response to comment 22 of our letter dated November 20, 2012, that you believe it is appropriate and more meaningful to aggregate the disclosures related to New Oriental China and the schools as variable interest entities. You should provide the disclosure required by ASC 810-10-50-9 of how similar entities are aggregated. In this regard, disclose how the schools represent variable interest entities and how you aggregate them with New Oriental China and, as you state in your response, collectively refer to them as “the VIE” in your consolidated financial statements. In addition, please disclose how you achieve power over the schools through the sponsorship agreements.

In response to the Staff’s comment, the Company proposes to revise Note 1 currently on page 16 of the consolidated financial statements in an amendment to its 2012 Form 20-F as follows (the revised portions are in italics and underlined):

“PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. The Company’s offshore holding companies are not educational institutions and do not provide educational services outside China. In addition, in the PRC, foreign ownership of high schools for students in grades ten to twelve is restricted and foreign ownership of primary and middle schools for students in grades one to nine is prohibited. Accordingly, the Company’s offshore holding companies are not allowed to directly own and operate schools in China. The Company conducts substantially all of its education business in China through contractual arrangements with its VIE, New Oriental China and its schools and subsidiaries. Since the operations of New Oriental China and the schools are closely interrelated and almost indistinguishable from one another, the risks and rewards associated with their operations are substantially the same. In addition, the company consolidates New Oriental China, its schools and subsidiaries as disclosed. Therefore, the company aggregates the disclosures related to New Oriental China and New Oriental China’s schools and subsidiaries as variable interest entities and referred to them as “the VIE” in the company’s consolidated financial statements. The VIE holds the requisite licenses and permits necessary to conduct the Company’s education business. In addition, the VIE holds leases and other assets necessary to operate the Company’s schools and learning centers, employs teachers and generates substantially of the Company’s revenues. The Company and its wholly owned subsidiaries in China (the “WFOEs”) have entered into the following contractual arrangements with the VIE and New Oriental China’s shareholder that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receive the economic benefits of the VIE that are significant to the VIE. Accordingly, the Company is considered the primary beneficiary of the VIE and has consolidated the VIE’s financial results of operations, assets and liabilities in the Company’s consolidated financial statements. In making the conclusion that the Company is the primary beneficiary of the VIE, the Company believes the Company’s rights under the terms of the exclusive option agreement provide it with a substantive kick out right. More specifically, the Company believes the terms of the exclusive option agreement are valid, binding and enforceable under PRC laws and regulations currently in effect. The Company also believes that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for the Company to currently exercise its rights under the exclusive option agreement. A simple majority vote of the Company’s board of directors is required to pass a resolution to exercise the Company’s rights under the exclusive option agreement, for which Mr. Yu’s consent is not required. The Company’s rights under the exclusive option agreement give the Company the power to control the shareholder of New Oriental China and thus the power to direct the activities that most significantly impact the schools’ economic performance given that New Oriental China has the power to direct the activities of the schools via its sponsorship interest. In addition, the Company’s rights under the powers of attorney also reinforce the Company’s abilities to direct the activities that most significantly impact the VIE’s economic performance. The Company also believes that this ability to exercise control ensures that the VIE will continue to execute and renew service agreements and pay service fees to the Company. By charging service fees in whatever amounts the Company deems fit, and by ensuring that service agreements are executed and renewed indefinitely, the Company has the rights to receive substantially all of the economic benefits from the VIE.”

7.	We note that you have included descriptions of the relevant service agreements that you believe support the assumption that you receive the economic benefits of the VIE. However, please expand your disclosures to explain how the agreements in the aggregate convey substantially all of the economic benefits of the VIEs to the company as you did in your response to comment 23, including paragraphs 39-40 of Annex 1-8, of your letter dated July 31, 2012.

In response to the Staff’s comment, the Company proposes to further revise Note 1 of the consolidated financial statements in an amendment to its 2012 Form 20-F filings, as proposed in its response to the Staff’s comment 6 above.

Note 22. Statutory Reserve, page 55

8.	We note your response to comment 26 from our letter dated November 20, 2012. Explain to us how you determined the $71.6 million appropriation to the development reserve and revise to quantify each component of your statutory reserve for all periods presented. In this regard, you should disclose the balances of your general and development reserves and the reasons for change from the prior year.

The Company respectfully advises the Staff that the $71.6 million appropriation to the development fund reserve comprise of the under-reserved amounts of $57.4 million attributed to periods prior to the fiscal year 2012 and the $14.2 million appropriation that should be made for fiscal year 2012. The under-reserved amounts for all periods as well as the amount that should be appropriated for fiscal year 2012 was determined pursuant to Article 37 of the Implementation Rules for Promoting Private Education, which provides that private schools that require reasonable returns should make annual appropriations of 25% of after-tax income to its development fund prior to payments of dividend. For the private schools that do not require reasonable return, this amount should be equivalent to no less than 25% of their annual increase of net assets.

In addition, the Company proposes to disclose the balances of the general and development fund reserves for all periods presented and to add the following disclosure for the reasons for change from the prior year in an amendment to its 2012 Form 20-F filings.

“The Company did not make appropriations to the development fund reserves for the years ended May 31, 2010, 2011 or any periods prior to that; however, in the year ended May 31, 2012, all of the under-reserved amounts for all prior periods’ development fund, together with the amount that shall have been appropriated for fiscal year 2012, have been appropriated. During the year ended May 31, 2012, appropriations to the development fund amounted to $71.6 million, for which $57.4 million was attributed to periods prior to fiscal year 2012.”

The Company respectfully refers the Staff to our response to the Staff’s comment 10 below for the Company’s analysis of why it believes it is not necessary to restate prior period consolidated financial statements.

9.	Further, please disclose whether the service fees that the WFOEs charge to your VIEs are limited by the statutory reserve requirements of the VIEs.

The Company respectively advises the Staff that since the service fees are considered as normal operating expenses and are a component of net income / change in net assets, and the requirement to set aside reserves is based on a percentage of net income / change in net assets, determining the amount of reserves to be set aside occurs after the amount of fees has been established, and therefore the reserve requirement does not impede the ability to pay fees. As further explained in paragraph 9 in the Annex I—Analysis—Consolidation of Schools included in the Company’s response letter dated October 5, 2012, there are no restriction as to the amount (minimum or maximum) of service fees that the WFOEs could charge to the VIEs as well as the form of these fees, regardless of the status as private schools that require reasonable return or private schools that does not require reasonable return. There are also no legal restrictions that would prevent the schools from entering into services agreements with any parties, including our WFOEs, and paying service fees pursuant to these service agreements. Accordingly, the Company does not believe it is appropriate to disclose whether the service fees that the WFOEs charge the VIEs are limited by the statutory reserve requirements of the VIEs.

10.	It appears that the appropriation of $57.4 million from retained earnings to the statutory reserve represents the correction of an error. Provide us with your SAB 99 materiality analysis explaining why you believe that you should not restate prior year financial statements for the correction of this error. In your analysis, tell us how you considered the impact that the understatement of the statutory reserve and the overstatement of retained earnings, which impacts your ability to pay dividends, had on a reasonable person relying on your financial statements.

The Company respectfully advises the Staff that the appropriation of $57.4 million from retained earnings to the statutory reserve represents the correction of an error for periods prior to 2012. In addition, as stated in the response to comment 11 below, the Company has also inadvertently overstated the balance of restricted net assets as of May 31, 2012, 2011 and 2010 in its Form 20-F.

Pursuant to the guidance under SAB Topic 1-M, the Company considered a “total mix” of factors (from both “quantitative” and “qualitative” perspective) in assessing materiality of the misstatements. This is consistent with FASB favored approach that takes into account all the relevant considerations. After performing the analysis as further elaborated below, the Company respectfully advises the Staff that it believes its reclassification between retained earnings and statutory reserve and the inadvertent overstatements of the balance of restricted net assets will not present a “material” error after a total mix of factors are considered and the Company believe it is not required to restate prior year financial statements.

Quantitative factors:

As discussed earlier, the Company has inadvertently understated the balance of statutory reserves included in statements of changes in equity and comprehensive income as of May 31, 2011 and 2010 by $53,507 and $38,653, respectively, representing 6.20% and 6.48% of the total assets of the group for the respective years.

Further, the Company has inadvertently overstated the balance of restricted net assets disclosed in Note 23 to the financial statement of the Form 20-F as of May 31, 2012, 2011 and 2010, by $172,923, $126,539 and $68,831, respectively, representing 15.32%, 14.66% and 11.54% of the total assets of the Group for the respective years.

From a quantitative perspective, the aforementioned misstatements could be considered material.

Qualitative factors:

I.	Who relies on the report and what they focus on when making decision?

An audit report is a formal opinion of a corporation’s financial assets after a thorough examination by an auditor. Corporations use it as a means to evaluate their financial information and distribute it to third parties. The users of the audit report and financial statements are mainly investors of the registrants. The investors focused on the dividend policy, operating results and the assets scale of the company, and the most important data includes asset-liability ratio, liquidity ratio, revenue, gross margin, net income and cash-flows, etc. when making decision.

Group dividend policy

As disclosed in the Dividend Policy (page 79 of the 2012 Form 20-F), “On April 17, 2012, NOE Group’s board of directors declared a special cash dividend in the amount of US$0.30 per ADS. The cash dividend was paid on September 28, 2012 to shareholders of record at the close of business on August 31, 2012. The aggregate amount of cash dividends paid was approximately US$50.0 million, which was funded by surplus cash on the Group’s balance sheet. Other than the declaration of the special cash dividend described in the preceding paragraph, the Group has not declared any dividend since the completion of our initial public offering (September 2006) and have no present plan to declare any additional dividends on its shares in the near future. The Group currently intends to retain most, if not all, of our available funds and any future earnings to operate and expand our business.”

The New Oriental Education and Technology Group Inc. (“NOE Group” or the “Group”) relies on consulting, license and other fees paid to them by New Oriental China and its schools and subsidiaries. Current PRC regulations permit the subsidiaries to pay dividends to the Group only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations.

As stated above, the Group has no plans in the foreseeable future to declare and pay dividends, and this has been disclosed in its Form 20-F for all prior periods (please refer to the dividend policy section in each preceding year’s Form 20-F). Therefore, with respect to investors’ consideration of dividends, the amount included in statutory reserve and restricted net assets have no relevance because the company’s policy of not declaring dividends (regular or otherwise) has always been disclosed. Consequently, investors’ ability to make informed investment decisions should not be affected.

II.	Whether the magnitude of the statutory reserve and restricted net assets are such that it is probable that the judgment of a reasonable person relying upon the report would have changed or influenced by the corrections?

a.	Reclassification of reserve and retained earnings

As stated earlier, the misstatement would result in an understatement in statutory reserves and overstatement in retained earnings (for the same amount) in the statement of change in equity and comprehensive income. The error, if corrected, would result in a reclassification between the reserve and retained earnings in the statement of change in equity and comprehensive income. This reclassification, if posted, would not affect the Group’s comprehensive income, total assets/liabilities, total equity, as well as all financial ratios, such as asset-liability ratio, liquidity ratio, revenue, gross margin, etc., and hence, it is not probable that the judgment of a reasonable person relying upon the report would have changed or influenced by such a correction.

b.	Restricted net asset only affects notes disclosure

The restricted net assets as shown on the 2012 Form 20-F include net assets of VIE and paid in capital and reserves of WFOEs and VIEs. However, the Company further considers the guidance of the restricted net assets under S-X 4.08(e)(3) and Topic 6K.2 and believes that the restricted net assets account should include only the paid-in-capital and the statutory reserves of the Company’s WFOEs and the VIE given the distribution of the net assets of the VIE were not restricted by PRC laws and regulations. Accordingly, the amounts of restricted net assets as of May 31, 2011 and 2012 should have been $159,253 and $177,194, respectively. Same consideration as to the understatement of statutory reserve amount in prior periods, the correction of the amount of net restricted assets would not affect the Group’s comprehensive income, total assets/liabilities, total equity, as well as all financial ratios, such as asset-liability ratio, liquidity ratio, revenue, gross margin, etc., and hence, it is not probable that the judgment of a reasonable person relying upon the report would have changed or influenced by such a correction.

III.	Additional qualitative factors to consider under SAB 1-M:

a.	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

Analysis: The misstatements arise from an item capable of precise measurement (the Group has inadvertently miscalculated the amount of statutory reserves and restricted net assets during the years prior to FY 2012).

b.	Whether the misstatement masks a change in earnings or other trends.

Analysis: No. The misstatements do not affect the revenue trends and net income, which investors and analysts are focusing on.

c.	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

Analysis: No. The misstatements don’t hide a failure to meet analysts’ consensus expectation as the amount of reserves and restricted net assets were not part of the Group revenue and earning guidance. In addition, since the Company has disclosed in its 2012 Form 20-F that it has no intention to declare dividends in the near future, the investors will not use the amount of reserves and restricted net assets as the indicator to assess the Company’s ability to pay dividends.

d.	Whether the misstatement changes a loss into income or vice versa.

Analysis: No. The misstatements do not change a loss into income as they do not affect the Group’s net income.

e.	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

Analysis: No.

f.	Whether the misstatement affects the registrant’s compliance with

Analysis: No. The one-time dividend declared and paid by the Group during FY 2012 is derived from the Group’s retained earnings not affected by the misstatement in the reserves. As a result, the misstatement will not affect the Group’s compliance with regulatory requirements. The misstatement of restricted net assets amount does not affect the Company’s compliance with regulatory requirements and also the Company has included the Financial Statement Schedule I—Financial Information of Parent Company in its Form 20-F pursuant to the requirement of Topic 6.K.2.

g.	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

Analysis: No.

h.	Whether the misstatement has the effect of increasing management’s compensation—for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

Analysis: No. The award of bonuses and other forms of incentive compensation are driven mostly by the Group’s revenue and net income, which these misstatements do not affect.

i.	Whether the misstatement involves concealment of an unlawful transaction.

Analysis: No.

Therefore, even though from a quantitative perspective, both the misstatements of statutory reserve and restricted net assets are material, they are not material from the qualitative perspective.

Based on the above analysis and in consideration of the “total mix” of information, the Company believes that the misstatement would not likely to affect the investment decision of a reasonable person and therefore, no restatement to the Company’s prior financial statement is necessary.

Note 23. Restricted Net Assets, page 56

11.	We note in your response to comment 28 from our letter dated November 20, 2012, that as of May 31, 2012, restricted net assets includes $308.4 million attributed to the net assets of the VIEs, which you disclose in Note 1 on page 19. Reconcile in your disclosures, how you are able to receive cash from operations through service fees while at the same time 100% of your VIEs net assets are restricted.

The Company respectfully advises the Staff that the Company has revisited the guidance under S-X 4.08(e)(3) and Topic 6.K.2 for the calculation of the restricted net assets. It was concluded that only the statutory reserve and the share capital of the Company’s WFOE and VIE are considered as restricted net assets as the transfer of the reserve and share capital to the Company in the form of loans and advances or cash dividends are currently restricted by the relevant PRC laws and regulations. There is no restriction to receive cash from operations through service fees as described in the response to comment 9 above. Accordingly, the Company has inadvertently overstated the balance of restricted net assets disclosed in Note 23 to the financial statement of the Form 20-F as of May 31, 2012, 2011 and 2010, by $172,923, $126,539 and $68,831, respectively, representing 15.32%, 14.66% and 11.54% of the total assets of the Group for the respective years. The correct amount of the restricted net assets as of May 31, 2012, 2011 and 2010 should have been $177,194, $159,253 and $135,160, respectively.

However, the Company does not believe the amount of restricted net assets is “material” as there is no substantial likelihood that a reasonable person would consider it important. Please refer to the response to comment 10 for the materiality analysis. Accordingly, the Company believes that no restatement on 2012 and prior periods financial statements is necessary.

12.	Further, considering that 100% of VIEs net assets are restricted, clarify your disclosure on page 67, where you state that the “net assets of [y]our PRC subsidiaries and New Oriental and its schools and subsidiaries which were unrestricted and thus available for distribution, was in aggregate US$304.3 million, as this statement contradicts the immediately preceding phrase.

The Company respectfully refers the Staff to the response to the Staff’s comment 11 above.

*            *             *

If you have any additional questions or comments regarding the 2012 Form 20-F, please contact the undersigned at +86 186 000 31388 or +852 9543 5566 or the Company’s U.S. counsel, Z. Julie Gao and Brian Breheny of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4850 and (202) 371-7180, respectively.

Very truly yours,

/s/LOUIS T. HSIEH
Louis T. Hsieh
President and Chief Financial Officer

cc:

Michael Minhong Yu, New Oriental Education & Technology Group Inc.

Z. Julie Gao, Esq., Brian Breheny, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Eric Phipps, Mark Lian, Deloitte Touche Tohmatsu CPA Ltd.

ANNEX INDEX

Annex I            Organizational Chart

ANNEX I

Organizational Chart

New Oriental Education & Technology Group Inc. (Cayman Islands)
100%
Winner Park Limited, (Winner Park) (Hong Kong)
Smart Shine International Limited, (Smart Shine) (Hong Kong)
Elite Concept Holdings Limited, (Elite Concept) (Hong Kong)
Equity pledge agreements and option agreement
Beijing Judgment Education & Consulting Co., Ltd., or (Beijing Judgment) (PRC)
Shanghai Smart Words Software Technology Co., Ltd. (Shanghai Smart Words) (PRC)
Beijing Pioneer Technology Co., Ltd. (Beijing Pioneer) (PRC)
Beijing Smart Wood Software Technology Co., Ltd. (Beijing Smart Wood) (PRC)
Beijing Hewstone Technology Co., Ltd., (Beijing Hewstone) (PRC)
Beijing Decision Education & Consulting Co., Ltd. (Beijing Decision) (PRC)
Beijing Century Friendship Education Investment Co., Ltd. (Century Friendship) (1)
Beijing Boost Caring Education & Consulting Co., Ltd. (Beijing Boost Caring) (PRC)
Beijing New Oriental Stars Education & Consulting Co., Ltd. (Beijing New Oriental Stars) (PRC)
100% sponsorship interest
2 Kindergartens (PRC)
Service agreements
Beijing New Oriental Education & Technology (Group) Co., Ltd. (New Oriental China) (PRC)
53 Schools in China (PRC)
Subsidiaries (2) (PRC)

Equity interest for companies.

Sponsorship interest for schools and kindergartens.

Contractual arrangements including service agreements. See "—C. Organizational Structure—Contractual Arrangements with New Oriental China, its Schools and Subsidiaries and its Shareholder."

Contractual arrangements including equity pledge agreements and option agreement. See "—C. Organizational Structure—Contractual Arrangements with New Oriental China, its Schools and Subsidiaries and its Shareholder."

(1)	Beijing Century Friendship Education Investment Co., Ltd is 80% owned by Mr. Michael Minhong Yu, our company’s founder, chairman and chief executive officer, and 20% owned by Ms. Bamei Li, Mr. Yu’s mother.
(2)	Consisting of various PRC companies operating our educational content and other technology development and distributions business, online education business and overseas studies consulting business in China.